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                           May 3, 2022

       Stephen W. Whatley
       Chairman and Chief Executive Officer
       Southern States Bancshares, Inc.
       615 Quintard Ave
       Anniston, AL 36201

                                                        Re: Southern States
Bancshares, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed April 29,
2022
                                                            File No. 333-264562

       Dear Mr. Whatley:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Livingston at 202-551-3448 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Michael Waters